As filed with the Securities and Exchange Commission on November 4, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(AMENDMENT NO. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

United Development Funding IV

(Name of Subject Company)

United Development Funding IV

(Name of Person(s) Filing Statement)

Common Shares of Beneficial Interest, $0.01 par value per share

(Title of Class of Securities)

910187103

(CUSIP Number of Class of Securities)

Hollis M. Greenlaw

Chief Executive Officer

1301 Municipal Way, Suite 100

Grapevine, Texas 76051

(214) 370-8960

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With Copies to:

Lauren B. Prevost

Seth K. Weiner

Morris, Manning & Martin, LLP

1600 Atlanta Financial Center

3343 Peachtree Road, N.E.

Atlanta, Georgia 30326-1044

(404) 233-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PURPOSE OF AMENDMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of United Development Funding IV, a Maryland real estate investment trust (which we refer to herein as the “Trust,” “we,” “our” or “us”), filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2016 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by SCM Special Fund 3, LP and MacKenzie Capital Management, LP (collectively, the “Offerors”) to purchase up to 1,550,000 common shares of beneficial interest of the Trust, at a price of $1.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 10, 2016 and the related Assignment Form contained in the Tender Offer Statement on Schedule TO filed by the Offerors with the SEC on October 11, 2016, as amended or supplemented from time to time (the “Tender Offer”).

The Trust’s Board of Trustees expresses no opinion and remains neutral regarding whether the Trust’s shareholders should accept or reject the Tender Offer by the Offerors to purchase their common shares of beneficial interest.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below and should be read in conjunction with the Schedule 14D-9, which should be read in its entirety.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and restated as follows:

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Trust or its affiliates and the Offerors and their respective executive officers, directors or affiliates.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Trust or its affiliates and the executive officers, trustees or affiliates of the Trust that are material to the Tender Offer.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit No.	Description
(a)(1)	Letter to Shareholders of the Trust from Hollis M. Greenlaw, Chief Executive Officer of the Trust, dated as of October 24, 2016 (previously filed in and incorporated by reference to Exhibit (a)(1) to Schedule 14D-9 filed on October 24, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED DEVELOPMENT FUNDING IV

Date: November 4, 2016	/s/ Hollis M. Greenlaw
Name: Hollis M. Greenlaw
Title: Chief Executive Officer

Exhibit Index

Exhibit No.	Description
(a)(1)	Letter to Shareholders of the Trust from Hollis M. Greenlaw, Chief Executive Officer of the Trust, dated as of October 24, 2016 (previously filed in and incorporated by reference to Exhibit (a)(1) to Schedule 14D-9 filed on October 24, 2016).